

INVEST IN **BLACKBIRD FOODS**

Plant-based brand of frozen pizza and plant-based meats

LEAD INVESTOR

Scott Ellithorpe   Director, Structured Finance

As a couple where only one half is vegan, Blackbird has plant-based food that we both enjoy and love. After first trying Blackbird seitan, it became a staple in our house because it tastes incredible and is an excellent, versatile source of protein. It quickly became the top choice in our kitchen to make tacos, add to pasta, or put on a sandwich. Every product that Blackbird creates is the best in class. From the sausage, which is the perfect flavor and texture, to the wings and pizza, which are both delicious, easy meals. When investing, we think the best strategy is to find a great product you believe in that is also in the path the world is moving towards. We believe Blackbird is a sustainable, delicious source of plant-based food, and the flavors, texture, and versatility are unmatched. We were excited when we saw the opportunity to invest!

Invested $10,008 this round

blackbirdfoods.com   New York NY

PBC & B Corp | Notable Angel | Food & Beverage

Consumer Goods | B2C

Highlights

1   In just three years, we've built a nationwide brand with 2,500 distribution points including Target & Whole Foods

2   Our wheat protein has meat-like texture and versatility that comes from our proprietary process

3   Our revenue run rate is now $4.4M

4   We have a strong restaurant presence in the northeast, including Motorino Pizzeria and Beyond Sushi

5   Our products are chef-approved and made 100% from plants with only the most fresh ingredients

6   The U.S. Plant-Based Market is projected to hit $4.15 billion by 2026

Our Team



Emanuel Storch   CEO

Previous Founding Member at Simply Gum. Led the company through its expansion from a few stores to nationwide distribution. With his passion for sustainable, restaurant grade, plant-based foods, Blackbird was launched at the start of 2020.



Mike Pease   Co-founder, Director of Operations

Michael is a pioneer in the food space, first managing and growing NYC's premier plant based restaurants like Candle 79 and Cafe Blossom, and then founding Terri, NYC's first chain of plant-based fast casual restaurants.



Abby Thaine   Marketing Manager



Previous: Owner of Vegan Bakery, Batter and Cake



Tia Franzone Business Development Manager

Previous: Manager at UNFI and Corporate Essentials



Damian Athapattiou Operations Manager

Previous: Manager of NuLeaf. Licensed Real Estate Agent

Plant-Powered Living Is The Future





blackbird

THE OG PLANT MEAT & BEST FROZEN PIZZA



OUR STORY

Founded by chefs, Blackbird's mission is to provide restaurant-quality meats and pizzas, 100% made from plants.

We started with our meaty seitan, selling to NYC's best restaurants and retailers. Then, our hand-tossed frozen pizzas hit the shelves, providing shoppers with NY Style pie, unmatched by any other brand.

Our newest innovation is pizza's best friend: WINGS

blackbird



blackbird
INTRODUCING... WINGS!
CRISPY, TENDER, AND HAND-BATTERED



blackbird NEW WINGS

Meaty, crispy, finger-licking wings with the taste and texture of fried chicken – tender & juicy, unlike anything currently in retail

- Ranked **Best Vegan** Wings by Vegout Magazine!
- Launching in **Shoprite** (100 doors), **Central Market** (10 doors), **The Fresh Market** (160 doors), **Hungry Root, Lowes** (69 doors), and **Earth Fare** (21 doors) in 2023, **unlocking 7 new distributors**!
- Upcoming reviews scheduled for **Fresh Thyme**, **Whole Foods Global**, and **Giant**











HAND-BATTERED ~ CRISPY ~ PLANT-BASED
blackbird
WINGS
SPICY & TANGY
CLASSIC BUFFALO

Buffalo WINGS

HAND-BATTERED ~ CRISPY ~ PLANT-BASED
blackbird
WINGS
SWEET & SAVORY
KOREAN BBQ

Korean BBQ WINGS

HAND-BATTERED ~ CRISPY ~ PLANT-BASED
blackbird
WINGS
SWEET & SPICY
THAI CHILI

Thai Chili WINGS

HAND-BATTERED ~ CRISPY ~ PLANT-BASED
blackbird
WINGS
TANGY & SMOKEY
TEXAS BBQ

Texas BBQ WINGS

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WINGS



U.S. Plant-Based Meat Market is projected to hit $4.15 billion by 2026.[1]

- ✓ From 2017-2019, sales of plant-based meat grew 38%.[2]
- ✓ Sales of refrigerated plant-based meat grew 63% in the past year alone.[2]

blackbird

PLANT-POWERED LIVING IS THE



FUTURE

[1] Global Market Insights
[2] The Good Food Institute

OUR SEITAN LINE

Texas BBQ Seitan

blackbird
TEXAS BBQ SEITAN
MEAT MADE FROM PLANTS

Rosemary Garlic Seitan

blackbird
ROSEMARY GARLIC SEITAN
MEAT MADE FROM PLANTS

Chili Lime Seitan





blackbird
CHILI LIME SEITAN
MEAT MADE FROM PLANTS

Original Seitan

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ORIGINAL SEITAN
MEAT MADE FROM PLANTS

MADE IN NYC

VEGAN ~ PLANT-BASED ~ DAIRY-FREE

THE BEST FROZEN PIZZA

HAND-TOSSED & MADE WITH THE FRESHEST INGREDIENTS

OUR PIZZA LINE





Supreme Pizza

VEGAN ~ PLANT-BASED ~ DAIRY-FREE
blackbird
SUPREME PIZZA

Margherita Pizza

VEGAN ~ PLANT-BASED ~ DAIRY-FREE
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MARGHERITA PIZZA

Pepperoni Pizza

HAND-TOSSED ~ PLANT-BASED ~ DAIRY-FREE
blackbird
PEPPERONI PIZZA

BBQ Chick'n Pizza

VEGAN ~ PLANT-BASED ~ DAIRY-FREE
blackbird
BBQ CHICK'N PIZZA

Kale & Mushroom Pizza

VEGAN ~ PLANT-BASED ~ DAIRY-FREE
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KALE & MUSHROOM

Explore New Variety

Pepperoni launched in early 2022. We developed our fifth pizza SKU to meet consumer cravings for the second most popular pizza flavors in the country. Our Pepperoni SKU is now available at The Fresh Market and Mother's Market!

We continue to explore new varieties and expect to launch additional SKUs this year. This includes collaborating and developing co-branded products with other plant-based brands. New flavors under testing include breakfast pizza, buffalo chicken, and pesto pizza.

SALES GROWTH

Despite COVID headwinds, inflation, and competition, we've more than tripled revenue since our launch in 2020 and surpassed a $3.6M ARR.



ANNUALIZED RUN RATE
$30,000,000
$25,000,000
$20,000,000
$15,000,000
Additional opportunities through current conversations with Sprouts (380 doors), Walmart (500 doors), and Giant (415 doors), will add an additional $5M to our annualized sales

Expanded distribution, through our initial Target launch + additional 700 doors in 2023 will add an additional $1.1M in revenue

TARGET

The launch of our **WINGS**, will continue to boost our sales in 2023, adding $900k from retailers like Sprouts, Hungry Root, and Giant

WINGS

Our partnerships with **Daring** and **Just Egg** will boost our sales in 2023 with category expansion

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$10,000,000
$5,000,000
$-
2020
2021
2022
2023
2024

The focus of 2024 will be to remain **category leaders** and continue national distribution with major retailers

Forward looking projections cannot be guaranteed.



blackbird

*On the shelf in **2,000+ retailers nationwide** and continues to expand distribution*

On shelf











MOM's Organic Market, Central Market, plum, Whole Foods Market, The Fresh Market, Target, Gelson's, Fairway, Fruitful Yield, Mother's Market & Kitchen, Earth Fare, freshdirect, Nugget Markets, Lassens, Kings, Erewhon, Harmons, Balducci's, Raley's, Bristol Farms, metropolitanmarket, Citarella, Lowes Foods, heinen's

Partners

UNFI, Ace Natural, Green Spoon Sales, Baldor, Lancaster Farm Fresh Co-op, Nassau Provisions, KeHE, Garden Spot Foods, Pod Food, Daniel Foods Corp, Horizon Marketing

Upcoming Launches

ShopRite, Rouses Markets, Wakefern Food Corp., Sprouts Farmers Market, town & country markets

Current Conversations

Harris Teeter, Mollie Stone's Markets, weis, L&B, Fresh Thyme Market, Lidl, H-E-B, Giant, Yoke's Fresh Market, Big Y, Ralphs, Stater Bros. Markets, Lazy Acres natural market, meijer, Wegmans, Harmons, NWG Northwest Grocers

PROTEIN WITHOUT COMPROMISE

Meaty Texture

Tender and delicious, our wheat protein retains a desired moisture content and has a meat-like texture and consistency.

Versatile & Functional

Blackbird adapts to a wide variety of culinary creations and readily absorbs flavor, delivering a consistent experience across cuisines and preparations.







preparations.

Nutritious
Packed with protein (22g* per 100g), yet low fat (1g* per 100g). 17:1 Protein-to-fat ratio leaps even the "healthiest" animal-based meat, white meat chicken.



Clean-Label
Just 4 simple Ingredients*, our all-natural products effectively cater to health-conscious consumers.

*Blackbird Original

MOST PRODUCTS ARE FAR FROM BEING NATURAL

With artificial and ultra-processed ingredients, brands such as Beyond Meat, Impossible Foods, and MorningStar Farms do not appropriately cater to the 51% of Americans who cite health reasons as the primary motivation to consume more plant-based foods.

Water, Soy Protein Concentrate, Coconut Oil, Sunflower Oil, Natural Flavors, 2% Or Less Of: Potato Protein, Methylcellulose, Yeast Extract, Cultured Dextrose, Food Starch Modified, Soy Leghemoglobin, Salt, Mixed Tocopherols (Antioxidant), Soy Protein Isolate, Vitamins and Minerals (Zinc Gluconate, Thiamine Hydrochloride (Vitamin B1), Niacin, Pyridoxine Hydrochloride (Vitamin B6), Riboflavin (Vitamin B2), Vitamin B12).

IMPOSSIBLE

Water, Pea Protein*, Expeller-Pressed Canola Oil, Refined Coconut Oil, Rice Protein, Natural Flavors, Cocoa Butter, Mung Bean Protein, Methylcellulose, Potato Starch, Apple Extract, Pomegranate Extract, Salt, Potassium Chloride, Vinegar, Lemon Juice Concentrate, Sunflower Lecithin, Beet Juice Extract (for color).



BEYOND MEAT

Textured Vegetable Protein (Wheat Gluten, Soy Protein Concentrate, Water For Hydration), Egg Whites, Corn Oil, Calcium Caseinate, Contains Two Percent Or Less Of Modified Tapioca Starch, Onion Powder, Canola Oil, Triglycerides From Coconut Oil, Hydrolyzed Vegetable Protein (Corn Gluten, Wheat Gluten, Soy Protein), Dextrose, Salt, Soy Protein Isolate, Autolyzed Yeast Extract, Sugar, Natural And Artificial Flavors From Non-meat Sources, Caramel Color, Cultured Whey, Maltodextrin, Garlic Powder, Spice, Cellulose Gum, Disodium Guanylate, Disodium Inosinate, Soy Sauce (Water, Soybeans, Salt, Wheat), Vitamins And Minerals (Niacinamide, Iron [Ferrous Sulfate], Thiamin Mononitrate [Vitamin B1] , Pyridoxine Hydrochloride [Vitamin B6], Riboflavin [Vitamin B2], Vitamin B12), Sesame Seed Oil, Celery Extract, Soy Lecithin.



MorningStar FARMS



blackbird

Unbleached High-Gluten Flour, Water, Organic Shoyu (Organic Whole Soybeans, Organic Whole Wheat, Salt), Lemon Juice.

BETTER FOR YOU

Blackbird is a staple that can be enjoyed regularly and guilt-free

HIGH PROTEIN LOW FAT

Protein-to-fat ratio leaps plant-based alternatives and animal-based meat.



	blackbird	BEYOND MEAT	IMPOSSIBLE	CHICKEN	BEEF (80% lean)
RECIPE	All Natural Plant-based	Processed	Processed	Animal-based	Animal-based

PROTEIN	**22g**	18g	17g	17g	17g
FAT	**1g**	16g	12g	8g	20g
CALORIES	**118**	230	212	143	254





PROPRIETARY PRODUCTION PROCESS

We operate our own production facility, based in NYC, and have the unparalleled ability to continue perfecting and achieving the most optimal texture for our all-natural plant-based products.

We have developed our own customized wheat processing equipment and proprietary methods that are optimized to enhance our products' nutritional and sensory qualities. Our wheat processing technology was perfected over 10+ years.

By owning our entire manufacturing process, we have dedicated R&D space allowing us to bring new products to market quickly. We are scaling fast and have already tripled the size of our manufacturing space in the past two years.

"Thanks @blackbird_foods for such a great product... They are so good, texture on point"
- Chef Guy Vaknin of Beyond Sushi



UNRIVALED VERSATILITY & FUNCTIONALITY

Blackbird focuses on recreating the culinary and sensory experience of cooking



culinary and sensory experience of cooking and consuming meat.

Blackbird is delicious, satisfying, and can be made into the various shapes and forms. Just like their animal-based counterparts, Blackbird protein can be prepared in a wide variety of cuisines, yet is consistent, characteristic, and distinctly recognizable across preparations.

Whatever one can make with meat; Blackbird is GAME!

BLACKBIRD PIZZA

Entrepreneur

"Blackbird treats their wheat carefully. Not only do some of the pizzas use their own seitan, but all of the crusts are classic wheat and hand-tossed rather than mass-manufactured. Despite being a frozen food, this allows blackbird's pizzas to look and feel rustic and restaurant-quality, rather than like machine-made, highly processed fare."



Blackbird is now the fastest growing pizza brand by far! With 70% growth in the past 52 according to SPINS.



CHANNEL BREAKDOWN

Blackbird is already sold in over 2,000



55%
Retail

Blackbird is already sold in over 2,000 retail doors. We're exhibiting high velocity as we expand into the natural channel and beyond. Our pizzas are already selling in the top 50% of the entire frozen pizza category at Whole Foods Market SW.

40%
Foodservice

Blackbird is currently served in NYC's most popular restaurants. Blackbird's versatility, competitive pricing, and quality are all big attractions to chefs; We are working to replicate our northeast distribution model to new hot markets in the US.

5%
Ecommerce

Our DTC site was launched in April 2020 when COVID hit, and consumers were stuck at home. It served as a good opportunity to introduce Blackbird to new customers in new regions. This quickly got the attention of west coast retailers such as Erewhon, as customers started to request our products at their local grocery stores.

BLACKBIRD SQUAD

Team


Emanuel Storch
CEO


Gavin Konkel
Director of Sales


Pearl Amin
Chief of Staff


Michael Pease
Director of Operations


Yaqi Grover, CFA
Board Chair


Tia Franzone
Business Development Manager


Abby Thaine
Marketing


Damian Athapattiou
Operations Manager


Nick Cooney
Board Member / Advisor

Relevant



Investors



FEELING SOCIAL



INSTAGRAM
18K Followers
800K Accounts Reached*

PINTEREST
19K Monthly Views

LOYAL CUSTOMERS CULT FOLLOWING

I just tried your supreme pizza for the first-time last night and


Yum! Plant based pizza by @blackbird_foods

20+ Organic Tags Per Week

TIKTOK
100K Video Views This Year*
13.3K Likes
19% Growth in Views

LINKEDIN
722.5% Growth

DEMOS
100+ In Store Yearly*

OMG! You guys make the best dairy-free/vegan pizza out there!!!! @BPALATTELLA





Looks like I'm throwing a @blackbird_foods game day party!



yep confirmed this is the best vegan pizza I've had @blackbird_foods



hyyyyyped

We deffff can't wait to try all of your offerings! We are major foodies and cook everyday! Cannot wait to try our other pizzas and use your seitan in recipes!!   @Jennyeveryday

*January 1, 2022- December 31, 2022